Exhibit 4.6

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

As of the filing date of the Annual Report on Form 10-K for the year ended December 31, 2019, Warrior Met Coal, Inc. (the “Company,” “we,” “us,” or “our”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended:

•	Common Stock, par value $0.01 per share (the “common stock”); and

•	Series A Junior Participating Preferred Stock Purchase Rights, par value $0.01 per share (the “preferred stock purchase rights”).
The following summary includes a brief description of the Company’s common stock and preferred stock purchase rights, as well as certain related additional information. The summary is not complete and is qualified in its entirety by reference to the Company’s Certificate of Incorporation (“certificate of incorporation”), Bylaws (“bylaws”) and Rights Agreement dated as of February 14, 2020 (the “Rights Agreement”).
Under our certificate of incorporation, we are authorized to issue up to 150,000,000 shares of capital stock, consisting of 140,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. Our shares of common stock are listed on the New York Stock Exchange under the symbol “HCC” and our preferred stock purchase rights are also listed on the New York Stock Exchange.
Common Stock
Holders of shares of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of our board of directors are able to elect all the directors to be elected at that time, and, in such event, the holders of the remaining shares are unable to elect any directors to be elected at that time. Our certificate of incorporation does not provide stockholders any preemptive rights to acquire or subscribe for any stock, obligation, warrant or other securities of ours. Holders of shares of our common stock have no redemption or conversion rights nor are they entitled to the benefits of any sinking fund provisions.
In the event of our liquidation, dissolution or winding up, holders of shares of our common stock will be entitled to receive, pro rata, all the remaining assets of the Company available for distribution to our stockholders after payment of our debts and after there shall have been paid to or set aside for the holders of our capital stock ranking senior to common stock in respect of rights upon liquidation, dissolution or winding up the full preferential amounts to which they are respectively entitled.
Holders of record of shares of our common stock are entitled to receive dividends when and if declared by our board of directors out of any assets legally available for such dividends, subject to both the rights of all outstanding shares of capital stock ranking senior to the common stock in respect of dividends and to any dividend restrictions contained in debt agreements. All outstanding shares of our common stock and any shares sold in this offering are fully paid and non-assessable.
Preferred Stock Purchase Rights
The Rights. The Company will issue a right with respect to each share of common stock outstanding on February 28, 2020 (the “Record Date”). The rights will initially trade with, and will be inseparable from, the common stock. New rights will accompany any new shares of common stock issued after the Record Date until the earlier of the Distribution Date (as defined below), the redemption date or the expiration date of the rights, as described below. Prior to exercise, a right does not give its holder any dividend, voting or liquidation rights.
Exercise Price. Each right will allow its registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock (as defined below), for $31.00, subject to adjustment under certain circumstances (the “Purchase Price”), once the rights become exercisable.
Exercisability. The rights will not be exercisable until the earlier to occur of:

•
10 business days following public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or such earlier date that a majority of our board of directors becomes aware of the existence of such Acquiring Person, or

•
10 business days (or a later date determined by our board of directors before any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

The date when the rights become exercisable is referred to as the “Distribution Date.” Until the Distribution Date, the rights are evidenced, with respect to any common stock certificates outstanding as of the Record Date, by such common stock certificates, and with respect to any shares of common stock held in uncertificated form as of the Record Date, by the book entries in the book-entry system for the common stock, in each case together with a copy of a Summary of Rights that the Company will send to all holders of record of common stock as of the Record Date. Until the Distribution Date, new common stock certificates issued after the Record Date upon transfer or new issuance of share of common stock will contain a legend regarding the rights (which certificates will evidence the associated rights) and the Company will deliver a notice regarding the rights upon the transfer or new issuance of shares of common stock held in book-entry form (which book-entries will evidence the associated rights). Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the rights), the surrender for transfer of any certificates for common stock or book-entry shares, with or without such legend, notice or Summary of Rights, will also constitute the transfer of the associated rights. After the Distribution Date, the rights will separate from the common stock and be evidenced solely by right certificates that the Company will mail to all eligible holders of common stock. Any rights held by an Acquiring Person or an associate or affiliate thereof and certain transferees thereof will be null and void and may not be exercised.
Acquiring Person. “Acquiring Person” means any person or group that acquires 4.99% or more of the outstanding common stock or any existing stockholder who currently owns 5.00% or more of the common stock that acquires any additional shares of common stock without the approval of the our board of directors. The Rights Agreement also gives discretion to our board of directors to determine that someone is an Acquiring Person even if they do not own 4.99% or more of the outstanding common stock but do own 4.99% or more in value of the Company’s outstanding stock, as determined pursuant to Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder. In addition, our board of directors has established procedures to consider requests to exempt certain acquisitions of the Company’s securities from the Rights Agreement if the board of directors determines that doing so would not limit or impair the availability of the NOLs (as defined below) or is otherwise in the best interests of the Company.
Consequences of a Person or Group Becoming an Acquiring Person. If a person or group of affiliated or associated persons becomes an Acquiring Person, all holders of rights except the Acquiring Person or an associate or affiliate thereof and certain transferees thereof may, upon exercise of a right, purchase for the Purchase Price shares of common stock with a market value of two times the Purchase Price, based on the market price of the common stock prior to such acquisition. If the Company does not have a sufficient number of shares of common stock available, the Company may under certain circumstances substitute shares of Series A Preferred Stock or other securities or property for the common stock into which the rights would have otherwise been exercisable.
Exempt Persons. Our board of directors recognizes that there may be instances when an acquisition of shares of the common stock that would cause a stockholder to become an Acquiring Person may not jeopardize or endanger, in any material respect, the availability of the net operating loss carryforwards (the “NOLs”) to the Company. Accordingly, the Rights Agreement grants discretion to our board of directors to designate a person as an “Exempt Person.” Our board of directors can revoke an “Exempt Person” designation if it subsequently makes a contrary determination regarding whether a person jeopardizes or endangers in any material respect the availability of the NOLs to the Company.
Expiration. The rights will expire on the earliest of (i) the close of business on February 14, 2023, (ii) the close of business on the first anniversary of the date of entry into the Rights Agreement, if stockholder approval of the Rights Agreement has not been received by or on such date, (iii) the time at which the rights are redeemed as provided in the Rights Agreement, (iv) the time at which the rights are exchanged as provided in the Rights Agreement, (v) the time at which our board of directors determines that the NOLs are fully utilized or no longer available under Section 382 of the Code, (vi) the effective date of the repeal of Section 382 of the Code if our board of directors determines that the Rights Agreement is no longer necessary or desirable for the preservation of NOLs, or (vii) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in the Rights Agreement.
Redemption. Our board of directors may redeem the rights for $0.01 per right at any time before any person or group becomes an Acquiring Person. If our board of directors redeems any rights, it must redeem all of the rights. Once the rights are redeemed, the only right of the holders of rights will be to receive the redemption price of $0.01 per right. The redemption price will be adjusted if the Company has a stock split or issues stock dividends of its common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common stock, in lieu of the consequences described above in “Consequences of a Person or Group Becoming an Acquiring Person,” our board of directors may extinguish the rights by exchanging one share of common stock or an equivalent security for each right, other than rights held by the Acquiring Person or an affiliate or associate thereof and certain transferees thereof, which will have become null and void.
Anti-Dilution Provisions. The Purchase Price of the Series A Preferred Stock, the number of shares of Series A Preferred Stock issuable and the number of outstanding rights are subject to adjustment to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split, or a reclassification of the Series A Preferred Stock or common stock. With certain exceptions, no adjustments to the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.
Amendments. The terms of the Rights Agreement may be amended by our board of directors without the consent of the holders of the rights except that after a person or group becomes an Acquiring Person, our board of directors may not amend the agreement in a way that adversely affects holders of the rights.
Anti-Takeover Effects of Provisions of the Rights Agreement. In general terms, the Rights Agreement works by imposing a significant penalty upon the Acquiring Person. The Rights Agreement also gives discretion to our board of directors to determine that someone is an Acquiring Person even if they do not own 4.99% or more of the outstanding common stock but do own 4.99% or more in value of the Company’s outstanding stock, as determined pursuant to Section 382 of the Internal Revenue Code and the regulations promulgated thereunder (a “Value Determination”). Stockholders who currently own 5.00% or more of the common stock will not trigger the rights unless they acquire additional shares of common stock, subject to certain exceptions set forth in the Rights Agreement. In addition, our board of directors has established procedures to consider requests to exempt certain acquisitions of the Company’s securities from the Rights Agreement if our board of directors determines that doing so would not limit or impair the availability of the NOLs or is otherwise in the best interests of the Company.
Series A Junior Participating Preferred Stock
In connection with the adoption of the Rights Agreement, our board of directors approved a Certificate of Designations of Series A Junior Participating Preferred Stock designating 140,000 shares of Series A Preferred Stock, par value $0.01 per share, of our authorized preferred stock. Each one one-thousandth of a share of Series A Preferred Stock, if issued:

•	will not be redeemable.

•	will entitle the holder to quarterly dividend payments equal to the dividend paid on one share of common stock.

•
will entitle the holder upon liquidation, dissolution or winding-up of the Company to receive the greater of (a) $0.01 per one one-thousandth of a share of Series A Preferred Stock (plus any accrued but unpaid dividends) and (b) an amount equal to the payment made on one share of common stock.

•	will have the same voting power as one share of common stock.

•	if shares of common stock are exchanged via merger, consolidation, or a similar transaction, will entitle the holder to a payment equal to the payment made on one share of common stock.
The value of one one-thousandth interest in a share of Series A Preferred Stock should approximate the value of one share of common stock.
Preferred Stock
Our board of directors is authorized to issue up to 10,000,000 shares of preferred stock (inclusive of the Series A Preferred Stock) in one or more series and to determine:
the distinctive serial designation and number of shares of the series;
the voting powers and the right, if any, to elect a director or directors;
the terms of office of any directors the holders of preferred shares are entitled to elect;
the dividend rights, if any;
the terms of redemption, and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof;
the liquidation preferences and the amounts payable on dissolution or liquidation;

the terms and conditions under which shares of the series may or shall be converted into any other series or class of stock or debt of the corporation; and
any other terms or provisions which our board of directors is legally authorized to fix or alter.

We will not need stockholder approval to issue or fix the terms of the preferred stock. The actual effect of the authorization of the preferred stock upon your rights as holders of common stock is unknown until our board of directors determines the specific rights of owners of any series of preferred stock. Depending upon the rights granted to any series of preferred stock, your voting power, liquidation preference or other rights could be adversely affected. Preferred stock may be issued in acquisitions or for other corporate purposes. Issuance in connection with a stockholder rights plan or other takeover defense could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.
Related Party Transactions and Corporate Opportunities
Subject to the limitations of applicable law, our certificate of incorporation, among other things:
permits us to enter into contracts and transactions in which one or more of our officers or directors may be a party to or may be financially or otherwise interested in so long as such contract or transaction is approved by our board of directors in accordance with the Delaware General Corporation Law (“DGCL”);
permits any of our stockholders or non-employee directors and their affiliates to engage in a corporate opportunity in the same or similar business activities or lines of business in which we engage or propose to engage, compete with us and to make investments in any kind of property in which we may make investments and will not be deemed to have (i) acted in a manner inconsistent with his or her fiduciary or other duties to us regarding the opportunity, (ii) acted in bad faith or in a manner inconsistent with our best interests or (iii) be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that they have engaged in such activities; and
provides that if any of our stockholders, non-employee directors or their affiliates acquire knowledge of a potential business opportunity, transaction or other matter (other than one expressly offered to any non-employee director in writing solely in his or her capacity as our director ), such stockholder, non-employee director or affiliate will have no duty to communicate or offer that opportunity to us, and will be permitted to pursue or acquire such opportunity or offer that opportunity to another person and will not be deemed to have (i) acted in a manner inconsistent with his or her fiduciary or other duties to us regarding the opportunity, (ii) acted in bad faith or in a manner inconsistent with our best interests or (iii) be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that they have pursued or acquired such opportunity or offered the opportunity to another person.
Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws
Our certificate of incorporation and bylaws contain provisions that could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.
Undesignated preferred stock. The ability to authorize and issue undesignated preferred stock may enable our board of directors to render more difficult or discourage an attempt to change control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our best interest, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Stockholder meetings. Our certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by the chairman of our board, by a resolution adopted by a majority of our board of directors or at the request of holders of a majority of our outstanding common stock. Stockholders requesting a special meeting are required to provide a notice to us with the proposed date, time and place of the meeting (which may not be earlier than 60 days after the date the notice is delivered to us (or 90 days in the case of special meetings called to elect one or more directors)) and the purposes for which the special meeting is being called. The stockholders requesting the special meeting are also required to comply with the requirements that would be applicable if the stockholders were proposing to nominate a candidate for election as a director at an annual meeting or proposing a topic for consideration at an annual meeting.
382 Transfer Restrictions. Our certificate of incorporation contains 382 Transfer Restrictions, which require approval from our board of directors in order for a person to acquire 4.99% of our stock or for any existing 4.99% holder to increase their ownership percentage upon the Company’s conversion to a corporation. In particular, without the approval of our board of directors, no person or group of persons treated as a single entity under Treasury Regulation Section 1.382-3 is permitted to acquire, whether directly, indirectly or constructively, and whether in one transaction or a series of related transactions, any of our common stock or any other instrument treated as stock for purposes of Section 382, to the extent that after giving effect to such purported acquisition (a) the purported acquirer, or any other person by reason of the purported acquirer’s acquisition, would become a Substantial Holder (as defined below), or (b) the percentage of ownership of our common stock by a person that, prior to giving effect to the purported acquisition, is already a Substantial Holder would be increased. A “Substantial Holder” is a person that owns (as determined for purposes of Section 382 of the Code) at least 4.99% of the total value of our common stock, including any instrument treated as stock for purposes of Section 382 of the Code.
Requirements for advance notification of stockholder nominations and proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors. These procedures provide that notice of stockholder nominations or proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which we first mailed our proxy materials for the annual meeting for the preceding year. Our bylaws will specify the requirements as to form and content of all stockholders’ notices. These requirements may make it more difficult for stockholders to bring matters before the stockholders at an annual or special meeting.
The provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Amendments to Our Certificate of Incorporation or our Bylaws
Our certificate of incorporation may be amended as allowed by the DGCL. Our bylaws contain provisions allowing our board of directors to amend and repeal the bylaws. The holders of our common stock may also amend the bylaws upon the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote in the election of directors, voting together as a single class.

Business Combinations with Interested Stockholders
In general, Section 203 of the DGCL prevents an interested stockholder, which is defined generally as a person owning 15% or more of the outstanding voting stock of a Delaware corporation, from engaging in a business combination (as defined therein) for three years following the date that such person became an interested stockholder unless various conditions are satisfied. We have elected to opt out of the provisions of DGCL Section 203. Accordingly, we are not subject to the anti-takeover effects of DGCL Section 203.
Exclusive Forum
Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and other employees for breach of a fiduciary duty and other similar actions may be brought only in specified courts in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors, officers and other employees.

Limitation of Liability and Indemnification Matters
Our certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for the following liabilities that cannot be eliminated under the DGCL:
for any breach of their duty of loyalty to us or our stockholders;
for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
for an unlawful payment of dividends or an unlawful stock purchase or redemption, as provided under Section 174 of the DGCL; or
for any transaction from which the director derived an improper personal benefit.
Any amendment or repeal of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment or repeal.
Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law; provided that we shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors. Our bylaws also explicitly authorize us to purchase insurance to protect any of our officers, directors, employees or agents or any person who is or was serving at our request as an officer, director, employee or agent of another enterprise for any expense, liability or loss, regardless of whether Delaware law would permit indemnification.
We entered into indemnification agreements with each of our directors and officers. The agreements provide that we will indemnify and hold harmless each indemnitee for certain expenses to the fullest extent permitted or authorized by law, including the DGCL, in effect on the date of the agreement or as it may be amended to provide more advantageous rights to the indemnitee. If such indemnification is unavailable as a result of a court decision and if we and the indemnitee are jointly liable in the proceeding, we will contribute funds to the indemnitee for his or her expenses in proportion to relative benefit and fault of us and the indemnitee in the transaction giving rise to the proceeding. The indemnification agreements also provide that (i) we will indemnify the indemnitee for monetary damages for actions taken as our director or officer or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be; and (ii) we must advance payment of certain expenses to the indemnitee, including fees of counsel, subject to receipt of an undertaking from the indemnitee to return such advance if it is it is ultimately determined that the indemnitee is not entitled to indemnification.
We believe that the limitation of liability provision included in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.